

Growth through transformation

Annual Review and summary financial statement 2005

Growth through transformation

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Our principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the UK, we serve over 20 million business and residential customers, as well as providing network services to other operators.

Highlights

- Group turnover of £18.6 billion
- New wave turnover of £4.5 billion, up 32%
- Profit before taxation, goodwill amortisation and exceptional items of £2.1 billion, up 4%
- Earnings per share before goodwill amortisation and exceptional items of 18.1 pence, up 7%
- Net debt reduced from £8.4 billion to £7.8 billion
- Full year dividend of 10.4 pence, up 22%
- Broadband end users of 4.9 million, up 123%



Group turnover (£m)
years ended 31 March



Earnings per share before goodwill amortisation and exceptional items[1] (pence)
years ended 31 March

[1]Restated following the adoption of UITF17 and UITF38 (see page 14)



Dividend per share (pence)
years ended 31 March



Net debt (£m)
as at 31 March

Chairman's message



Our results for the 2005 financial year were strong. New wave revenues grew by 32% to £4.5 billion, and now represent nearly a quarter of our business. Earnings per share have more than doubled over the past three years and net debt is more than £20 billion lower than in 2001.

Earnings per share in the 2005 financial year, before goodwill amortisation and exceptional items, grew by 7% to 18.1 pence. While continuing to invest for the future, we generated free cash flow of £2.3 billion, up 10%.

The news on dividends is positive. We are recommending a full-year dividend of 10.4 pence per share, a pay out ratio of 57% of earnings before goodwill amortisation and exceptional items, compared to 50% last year. We continue with our progressive dividend policy. The dividend for the 2006 financial year will be at least 60% of underlying earnings: subject to the group's overall financial position, we expect our pay out ratio to rise to around two-thirds of underlying earnings by the 2008 financial year.

We continued with our share buy back programme in the 2005 financial year. This is being funded from cash generated over and above that required for servicing our debt. We have reduced net debt to below £8 billion, a level with which we are comfortable.

Business progress
In support of our strategy for transformation and growth, your Board gave backing during the year for a targeted series of acquisitions that will help to build our capabilities as one of the world's foremost global networked IT services companies. These acquisitions offered value for money, had a compelling strategic fit and brought capabilities to strengthen BT globally. In addition, passing the five million mark for broadband connections in the UK in early April was a key moment in the history of your company.

Regulation
BT welcomed the Strategic Review of Telecommunications by Ofcom. During the year we have worked to help influence and shape their thinking and made a radical proposal for a new regulatory landscape in the UK. We continued to argue strongly that structural separation was not in shareholders' or customers' interests. We look forward to the published outcome. Our position remains that a strategic and flexible regulatory regime, together with rapid deregulation wherever possible, is vital to meeting customers' developing needs and creating the conditions in which we, and others, can continue to invest with confidence.

Board membership
There were a number of changes to your Board during the 2005 financial year. I would like to welcome Hanif Lalani as our new Group Finance Director. Ian Livingston, who had occupied the finance role with distinction for three years, was appointed Chief Executive BT Retail with effect from February 2005. It is a testament to the strength of BT's management team generally that we were able to appoint people from inside the company to such key roles. I would also like to thank Pierre Danon, who left the Board in February, for his significant contribution as Chief Executive of BT Retail for the last four years.

Wider responsibilities
It is increasingly important that companies such as BT continue to be good corporate citizens, living up to our responsibilities to the communities in which we operate and to the environment. I'm proud to be able to report that, for the fourth year in a row, BT was the highest placed telecommunications company in the Dow Jones Sustainability

Index. Our community programmes focus on those issues where communications really can make the difference; we have provided long-term support, for example, for a drama-based education programme to help develop young people's communications skills, and for the work of the children's charity ChildLine.

Like so many other companies and individuals, we wanted to respond to the devastating Asian tsunami in December 2004. We made a donation of £500,000 to the Disasters Emergency Committee (DEC) and we provided a live call centre for the unprecedented number of calls coming into the DEC. I'm particularly proud of the fact that so many of our employees were involved in fundraising activities and that 16 of our engineers travelled to the affected area to help re-establish communications.

Outlook
The process of transformation on which your company embarked in 2001 is accelerating. That process is increasingly reflected in your company's results. We are well set for further success in the years ahead.

I'd like to thank shareholders for the loyalty they've shown. Your continued confidence – coupled with the loyalty of our customers and suppliers and the imagination and commitment of our employees – is fundamental to our transformation for growth.



Sir Christopher Bland
Chairman
18 May 2005

Chief Executive's statement



Today, BT is a very different company from the one that I joined three years ago. As our customers' needs have changed and continue to change, so we have found and continue to find new ways of meeting those needs, investing in innovative products and services which add value to our customers and to BT. That, after all, is what being a service company means.

In 2005, convergence is at the heart of BT's strategy.

By convergence, we mean the ability to bring together our capabilities and capacities in new ways to make life better, simpler and cheaper for our customers. For our business customers this means productivity improvements; for consumers it's about new, easier to use services. For customers of all kinds it means a more joined-up communications experience.

So, for example, we offer our major corporate customers around the world a unique marriage of our networking experience and infrastructure with IT services. These used to be separate offerings, often supplied by different companies, but we're bringing them together in one place. This means that however much their operations are dispersed around the globe, our customers can communicate and operate as one, anytime, anywhere, and at lower cost.

What we're doing in the mobile market is similarly about convergence – we aim to offer customers a converged combination of 'the best of fixed and the best of mobile'. Ultimately, our customers shouldn't have to worry about fixed or mobile when

what they really want is freedom and flexibility. This means that we have to find ways of helping them communicate, wherever they are, using whatever device they choose, at the right price.

And convergence is also what our twenty-first century network (21CN) programme is all about. What our customers need to know is that the 21CN can support a range of technologies and services that will enable them to do the things they want to do – faster, more seamlessly and more cost efficiently. And because this new network will support a wide range of innovative services which are currently run on separate networks, it will be much more cost efficient for BT.

Global networked IT services

We have raised our global profile through targeted acquisitions, including Infonet and Radianz, and by increasing our holding in Albacom to 100%.

We continued to play to our strengths in the networked IT services market. A few years ago, our position in this market was aspirational; today, we are competing with the best – and winning. The BT brand is now a powerful presence in the global networked IT services market. It's a brand

that stands for excellent networking skills and a genuine commitment to finding innovative ways of delivering what our customers want, end to end, leaving them free to do what they're good at: running their businesses.

Our ICT (information and communications technology) revenues were £3 billion in the year and the major contracts we've won indicate the confidence that our customers are prepared to put in us. We now have a track record of meeting the needs of public and private sector customers in, for example, the financial services and government arenas.

Our networked IT services order intake for the year was over £7 billion.

Broadband

Broadband has been an enormous success story, not just for BT but for the UK as a whole, which now has the highest levels of broadband access of any country in the G7 group of nations. We hit our five million broadband lines target a year early.

As broadband access becomes a fact of life for most people in the UK, our focus is shifting further towards the retail market where we have fantastic scope to drive further growth.

BT's key strategic imperatives

BT's transformation for growth is fuelled by our eight strategic imperatives, five of which are focused on generating new revenues in exciting new markets, defending revenues in traditional markets and operating with maximum efficiency.

| Build on our networked IT services capability | Deliver on broadband | Create convergent mobility solutions | Defend our traditional business vigorously |

Having got broadband, people now want to do more and more with it. We are increasing speeds by up to four times at no extra cost to our retail customers.

Convergent mobility services

The launch, in partnership with Vodafone, of our mobile virtual network operator in both the business and consumer markets is the key to building a mobility customer base and a path to mobile convergence. We now have over 372,000 contract connections.

Our strategy is to build a foundation for the delivery of high-value, fixed/mobile convergent solutions, for consumers and businesses. An early example of this will be Project Bluephone which will give customers the convenience of a mobile phone with the quality and cost advantage of fixed-line services.

Twenty-first century network

Our 21CN will help to make the UK one of the most advanced telecommunications countries in the world, transform our wholesale business and support the next generation of flexible, cost-efficient services. At the end of April 2005, we announced the eight preferred suppliers who will help us to implement the 21CN.

The capital expenditure involved is significant but the 21CN will lead to a radical simplification of our networks making it easier to offer compelling propositions to all our customers. The real challenge is to ensure that we invest in a way that meets customers' needs.

Traditional business

We are experiencing major changes in our traditional markets as a result of regulation, growing competition and significant shifts in our customers' buying patterns, as they discover the possibilities of technologies such as instant messaging and voice over IP.

Fixed-voice telephone calls may no longer be the only way to measure the success of a communications company, but they remain fundamental to our business. We may have lost some market share to competitors but we will continue to compete aggressively by offering new and better services, and improved customer value.

Cost efficiency

Taking a leadership position on costs is critical. Earnings per share is a key measure, which means that we have to continue to look at every cost line in the business and challenge it. We've made excellent progress on improving our cost efficiency in the past few years and in the 2005 financial year, our cost efficiency programmes achieved savings of around £400 million, and we aim to deliver at least £300 million to £400 million of savings in each of the next three years.

Relentless customer focus

Our 20 million customers are a wonderful asset and we have to continue to show how much we value every one of them.

A key target for us was driving down customer dissatisfaction – we've reduced dissatisfaction levels by 23% on a compound annual basis over the past three years. There is still more to be done and we must continue this focus.

Our people

People bring strategies to life, people deliver world-class customer experiences, people make convergence happen.

Two years ago, we introduced our new brand values – trustworthy, helpful, inspiring, straightforward, heart. Since then, BT people have embraced these values, and turned the business inside out and upside down to deliver our strategy, finding innovative ways to reinvent BT in our traditional markets at the same time as establishing our BT brand in new markets, all the while driving down customer dissatisfaction.

I am constantly amazed by their commitment and by what they have achieved.



Ben Verwaayen
Chief Executive
18 May 2005

| Drive for cost leadership | The other three are about keeping a rigorous focus on customers' needs and developing the technology that will meet those changing needs. | Keep a relentless focus on customer satisfaction | Transform our network for the twenty-first century | Motivate our people and live the BT values |

Growth through transformation

For BT in the twenty-first century, transformation is part of the job description.

While we remain committed to our traditional portfolio of telecommunications services such as voice calls and private circuits, we are equally focused on generating new revenues in exciting and fast-growing new markets, particularly broadband, networked IT services and mobility. This transformation is driven by a single, overriding goal – sustainable, profitable growth.

Achieving this goal is in the best interests of our shareholders, our customers, our people and the wider communities in which we operate.

Broadband

It's easy to forget how fast the world can change. Blink and you might miss it. When, three years ago, we said that we would have five million broadband connections by the summer of 2006, no one thought we had a chance. But now that we've delivered those five million connections more than a year ahead of schedule, no one seems very surprised. After all, it's been clear for some time that we were going to make it.

Broadband is a huge success story for BT, which is transforming itself from a narrowband to a broadband company at the same time as the UK is fast becoming a broadband nation.

In the past few years, we've brought broadband to more than 4,400 exchanges, connected to almost 97% of the UK's homes and businesses. That figure will reach 99.6% this summer, the highest availability in any of the G7 group of countries.

A few years ago, only the experts had any clear idea what broadband was all about. Today, it's one of the first must-have products of the twenty-first century and one of the fastest growing consumer products of all time with a higher early take-up rate than TVs, video recorders or mobile phones.

And the momentum continues to build. It took us about a year to reach our first million broadband connections; the fifth million took just four months. Since September 2004, we've been connecting a new customer to broadband every ten seconds, 24/7.

Pushing the boundaries

Now that broadband has become a genuinely mass market product, the nature of the broadband debate has changed.

The focus is moving away from availability and towards the ways in which broadband can transform our lives at work and at home.

For many people, broadband initially meant fast, always-on internet access and email – an end to the worldwide wait. But now, they're beginning to realise that so much more is possible – music and video downloads, video emails, education services and so on.

Within a couple of years, every child in the UK will have the chance to learn via





340,000 +
BT Business Broadband customers

"The focus is now moving away from availability and towards the ways in which higher-speed broadband services can transform our lives at work and home."
Alison Ritchie
Chief Broadband Officer

broadband and up to 18 million of us will be shopping online.

But as the demand for increasingly sophisticated broadband services grows, so must technology's ability to cope with it. That's why we're continuing to push the boundaries of broadband technology.

We transformed our retail broadband offering by moving most of our broadband customers to a new super-fast standard speed of up to 2Mbit/s at no extra cost, beginning February 2005. Customers now have access to speeds up to four times faster than before.

And we're not stopping there. We've been testing speeds of up to 8Mbit/s and plan to launch high-speed wholesale products later this year. And we've even been trialling something called ADSL2+ which may support speeds of more than 20Mbit/s.

Something for everyone

For customers at home we have a family of broadband packages designed to meet a wide range of needs.

Key packages include **BT Broadband,** which offers rapid, always-on internet access, and **BT Yahoo! Broadband** which gives users access to exciting content as well as a range of other benefits, including multiple email addresses, protection against junk email, parental controls to prevent children accessing unsuitable content and protection against computer viruses.

In July 2004, **BT Communicator with Yahoo! Messenger** became the latest addition to this family, enabling customers to manage all their home communications – phone calls, texts, emails and so on – on their PC.

And we'll also use broadband to make new services, such as video on demand and interactive TV, available to customers.

In the broadband economy

Broadband also has a key role to play in the UK economy, enhancing competitiveness, driving up productivity, promoting growth. Analysts estimate that the UK economy as a whole could be boosted to the tune of £7.5 billion a year by 2007 as a result of productivity gains made possible by broadband.

And what's true of national economies is true of local ones as well, many of which are keenly aware of the possibilities. In February 2005, for example, Northern Ireland became the first UK region outside London to have every one of its exchanges upgraded to broadband by BT. Just a month later – thanks to a partnership between BT and the regional development agency, One Northeast – all 181 exchanges in the region had been upgraded. And in April 2005, we won a contract with the Scottish Executive to bring broadband to the UK's remotest communities, by broadband-enabling 378 exchanges.

BT Business Broadband is the leading service provider for small and medium businesses in the UK, with over 340,000 customers as at 31 March 2005. At the end of the 2005 financial year, we were connecting around 250 business customers to **BT Business Broadband** every day. This is excellent business, particularly since more than half of them also took value-added services from us such as the **Internet Security Pack** and **Internet Business Pack**.

BT used to be essentially a narrowband company; today we are rapidly becoming a broadband company.

Broadband has the power to change the way businesses operate and the way they communicate with customers and employees. In November 2004, for example, we launched **BT Business Broadband Voice**, which enables smaller businesses to use broadband connections for voice calls and cut the costs associated with supporting multiple business lines.

A broadband connection every 10 seconds, 24 hours a day, 7 days a week

5 million + connections



99.6% broadband coverage in the UK by summer 2005

The digital networked economy. Where business is done.

Networked IT services

As communications and information technology networks increasingly converge, corporations and other large organisations are looking for strategic partners who can develop and run their networks for them, leaving them to concentrate on their core business. In recent years, our networking skills have enabled us to establish BT as one of the world's foremost global networked IT services companies.

Where business is done

In the digital networked economy, our networking skills and experience are proving critical and the revenues we are generating in this market show how far we have come in a short time. In the 2005 financial year, our ICT (information and communications technology) revenues were £3.0 billion, compared with £2.5 billion in the 2004 financial year (see graph below).

And if anyone wanted proof that BT really is transforming itself for growth, they would only have to look at some of the recent contracts we've won.

Major contracts

Our most high-profile success of the year came in March 2005 when it was announced that BT will become Reuters' supplier of network services around the world, under a contract expected to be worth up to £1.5 billion over its eight and a half-year life. And just a month earlier, we'd announced a new deal with Barclays to provide enhanced communications infrastructure services for their UK operations. Taking account of existing business, our relationship with Barclays



In 2004/05, we signed networked IT services contracts worth over

£7 billion

Reuters



ICT – revenue growth over three years

£2.1bn £2.5bn £3.0bn

03 04 05

is now worth in excess of £500 million over the life of the contract, and confirms our growing strength and credibility as a supplier to companies in the financial services market.

Other big wins helped to confirm our European capabilities. For example, we signed an outsourcing contract with French company, THALES Group – the international electronics and systems group serving the defence, aeronautics, security and services market – to provide fixed-voice and data network services in 42 countries.

In the Asia Pacific region we were awarded a global network outsourcing contract by South Korea-based CyberLogitec, a subsidiary of Hanjin Shipping, to integrate the systems that it needs to run its operations in the US, Europe and locally. Worth £18 million, this is one of the largest contracts we have ever won in the region.

But it's not just major contracts that make for a healthy order book. We secured over 300 networked IT services contracts each worth between £1 million and £5 million during the 2005 financial year.

Building global presence

Our customers for networked IT services are increasingly operating globally and it's vital that we should be able to meet their requirements around the world – not just in Europe where we own operations in many countries, but elsewhere as well.

There are a number of ways to do this. Strategic partners can help us reach parts of the world where we don't operate and it's certainly possible to deliver a truly global service from any one location to any other, without owning everything in between.

But we also believe that it makes excellent commercial sense to acquire operations outside the UK, where these offer the right kind of strategic fit at the right price.

In February 2005, we completed the acquisition of Infonet, one of the world's leading providers of international managed voice and data network services, for £315 million, net of cash in the business. Infonet brings with it local operations and/or distributors in some 70 countries and remote network access in around 180 countries, significantly extending our global reach.

In the same month, we acquired the 74% that we didn't already own of Albacom, which provides data transmission, voice and internet services to more than 170,000 customers in the Italian business communications market.

And in April 2005, we acquired Radianz – the leading financial services extranet provider – from Reuters for £107 million – another significant step forward in our transformation into a global provider of networked IT services.



Infonet brings local operations and/or distributors in 70 countries and remote network access in about 180 countries around the world



Growth through transformation

Twenty-first century network

The twenty-first century network (21CN) is at the heart of our transformation strategy, underpinning broadband, networked IT services and convergent mobility services, flexibly and cost effectively. It will lead to a radical simplification of our networks, making it easier for us – and the other telecommunications operators who interconnect with our networks – to offer compelling converged propositions for all our customers.

The 21CN programme has three broad objectives:

- to enhance the service experience, flexibility and value we provide to all our customers;
- to accelerate the delivery of innovative new products and services to market; and
- to reduce costs radically.

We began technical trials during the 2005 financial year. For example, we conducted a trial in which we moved voice traffic from the traditional public voice network onto an internet protocol (IP) network. It may have gone largely unnoticed, but 7 January 2005 may turn out to be a key date in the history of telecommunications, because that was the day that saw the first end-to-end IP voice call.

In April 2005, we announced the eight preferred suppliers that we expect will help to build and implement the 21CN. The announcement was the culmination of two years of discussions with over 300 potential technology suppliers – one of the largest procurement programmes ever undertaken in the communications industry.

And in order to ensure that all other operators understand what the 21CN means for them and have a chance to input their ideas, we've launched a programme of industry consultation – Consult21.

Mobility

Mobility is about much more than mobile phones and text messages. In a convergent world, individuals and businesses want and need to communicate wherever they happen to be, using whatever devices – mobile and fixed-line phones, PCs, palmtops – they choose. True mobility is about connecting people to people, people to systems, businesses to businesses and machines to machines, any time, any place, any device.





Access to
20,000
Wi-Fi hotspots
globally

The right stuff

BT has the right brand, channels and network capabilities to really deliver in the fast-growing mobility market.

What we're aiming for is providing all our customers with a winning combination of the quality, reliability, cost advantages and capacity associated with fixed-line communications, AND the convenience, personalisation and independence associated with mobile communications. In other words, the best of both worlds.

During the 2005 financial year, in partnership with Vodafone, we launched **BT Mobile** as a mobile virtual network operator (MVNO) – a move that puts us well on the road to offering the world's first fully converged, fixed/mobile service. This really is a new way of doing a new kind of business.

And it can be a major growth area for us. In the 2005 financial year, revenue growth in the mobility market was 107%.

And we'll shortly be launching Project Bluephone – a converged mobile service, enabling customers to use a single device that can switch seamlessly between fixed and mobile networks.

Mobility for businesses

We launched **BT Mobile** as an MVNO in the business market in November 2004, offering a wide range of flexible mobile services including mobile conferencing facilities.

We're also a leading UK provider of wireless broadband (Wi-Fi).

BT Openzone, our public Wi-Fi service, gives users a high-speed wireless broadband connection at thousands of 'hotspots' from which they can access the internet, send and receive emails with attachments and connect to a corporate network. As at 31 March 2005, our customers had access to more than 7,500 hotspots throughout the UK and more than 20,000 around the world.

We are convinced that a partnership strategy is essential for success in this market and we are working hard through the Fixed Mobile Convergence Alliance, which is developing open industry standards, and through the Wireless Broadband Alliance, which is driving the roaming arrangements that will help to make global mobility a reality.

Mobility for consumers

In January 2005, we launched the **BT Mobile** MVNO in the consumer market, with a package aimed at families, offering a range of benefits including up to five additional handsets, free short calls to a designated home number and a single consolidated mobile bill.

> True mobility is about connecting people to people, people to systems, businesses to businesses and machines to machines, any time, any place, any device.

More than 372,000 BT Mobile connections





BT was the official communications sponsor for Dame Ellen MacArthur's epic non-stop round the world victory



Traditional business
Transformation may be a
way of life, but that doesn't
mean everything has to
change. We will continue
to provide all our customers
in our traditional markets
with an excellent customer
experience. Our values
– trustworthy, helpful,
inspiring, straightforward,
heart – continue to define
the way we do business
around here. Our people
continue to live these
values. And being a good
corporate citizen is as
important now as it's
ever been.

Keep a relentless focus on improving customer satisfaction

Reducing customer dissatisfaction is a key objective for us. In the 2005 financial year, for the third year in a row, all lines of business reduced customer dissatisfaction levels. In total, we have achieved a group-wide reduction of 23% on a compound annual basis over the past three years.

Transforming the traditional

Of course, transformation and tradition are not mutually exclusive and there's nothing to say we shouldn't find new ways to do the things we've always done.

In July 2004, for example, we abolished the standard rate for telephone calls for all our residential customers and switched them to **BT Together Option 1**, offering them better value for money and making it easier for them to compare our prices with those of our competitors. We also introduced **Call Mobile**, a discount package offering customers savings of up to 40% on all fixed-to-mobile calls.

For business customers, we cut the cost of fixed-to-mobile calls by between 25% and 30% and offered **BT Business Plan** customers the option of a 30 pence cap on all such calls lasting less than an hour. As at 31 March 2005, **BT Business Plan** had over 440,000 locations – up 67% on the 2004 financial year.

Customer protection remains vitally important to us, which is why we've been helping to combat the menace of rogue internet diallers. **BT Modem Protection,** for example, is a free service designed to prevent a customer's computer dialling high-cost, premium rate or international numbers. At the end of March 2005, around one million customers had signed up for one or more of our barring options.

Drive for cost leadership

We remain focused on financial discipline and our cost efficiency programmes achieved savings of around £400 million in the 2005 financial year. This has enabled us to invest in growing our new wave activities. We aim to deliver at least £300 million to £400 million of savings in each of the next three years.

We can't starve ourselves to success, but reducing the costs of failure, complexity and duplication and generally working smarter increases the scope we have to invest for growth. And technology really can contribute to the cause. At the end of the financial year, for example, we had a total of 6.2 million online relationships with customers through our website (bt.com) and almost two million customers receiving e-bills.

Continuing to provide all our customers in our traditional markets with...

We have reduced customer dissatisfaction by 23% on a compound annual basis over the past three years



Our wider responsibilities

We are privileged to play a role in the wider communities of which we are a part and we recognise that an innovative approach to managing social, ethical and environmental issues is good business in every sense.

Increasingly, we have to demonstrate social and environmental responsibility when bidding for new business – in the 2005 financial year, bids to the value of £2.2 billion required us to demonstrate expertise in managing these issues.

We commit a minimum of 0.5% of our UK pre-tax profits directly to activities in support of society – we provided over £9 million in the 2005 financial year. In addition, BT operations provided a further £12 million in funding and support in kind.

The focus of our community programmes is on the big issues where better communications can make a real difference. That's why we've been sponsoring a drama-based education programme – to date, more than two million children have had the chance to enhance their communications skills – and why we're supporting children's charity ChildLine in its drive to ensure that every child's call for help is answered.

And we're committed to minimising any adverse impact on the environment. During the year, we signed the world's largest green energy contract, which means that almost all our future UK electricity needs will be met from environmentally-friendly sources, including wind generation, solar, wave and hydroelectric schemes.

This is expected to reduce our carbon dioxide (CO_2) emissions by around 325,000 tonnes a year.

We played a role in the response to the Asian tsunami of 26 December 2004. We set up a live call centre to handle the response to the Disasters Emergency Committee's (DEC) appeal and ran the online donation facility.

Individual employees were also involved in fundraising and 16 BT engineers travelled to the affected area to help re-establish the telecommunications infrastructure. We also made an immediate donation of £500,000.

Digital inclusion is a key public policy issue and we are working with the UK Government and the voluntary sector to find effective ways of using communications technology to tackle social exclusion. We are, for example, actively involved in the EverybodyOnline programme – established in partnership with charity campaign group Citizens Online – which aims to increase skills and access to communications technology in deprived communities.

Our Age and Disability Action team promotes equal access to a wide range of products and services, including large-button phones, cordless and hands-free options and a spoken text service.



...an excellent customer experience

almost
2 million
customers now use e-billing

Highest ranked telecommunications company in the Dow Jones Sustainability Index for the fourth year in a row





ChildLine
0800 1111



Report of operations and financial review

Operating performance
The financial results for the 2005 financial year reflect the continuing strong growth in new wave services as we deliver value from transforming the business. Our global networked IT services business is growing strongly and our global capabilities have been strengthened by the successful completion of the acquisitions of Albacom and Infonet. Subsequent to the year end we also completed the acquisition of Radianz.

Profit and loss account
Group turnover from new wave businesses showed strong growth of 32% to £4.5 billion in the year driven by growth in global networked IT services, broadband and mobility. Turnover from our traditional business declined by 7% to £14.0 billion, being impacted by regulatory intervention, competition and technological changes as we migrate customers to new wave services. Regulatory reductions in mobile termination rates are passed on to BT customers resulting in lower charges but are profit neutral. Group turnover of £18.6 billion increased by 2% (excluding the impact of acquisitions and regulatory reductions to mobile termination rates). Group operating profit before goodwill amortisation and exceptional items decreased by 1% to £2.9 billion. This mainly reflects the cost of supporting networked IT services contracts and investment in new wave activities. Net interest payable before exceptional items was £0.8 billion for the year, an improvement of £0.1 billion, reflecting the reduction in net debt. Earnings per share before goodwill amortisation and exceptional items were 18.1 pence, an increase of 7%.

Lines of business
The following table sets out the group turnover and group operating profit (loss) for each of our lines of business.

Years ended 31 March	Group turnover		Group operating profit (loss)[1]	
	2005 £m	2004 £m	2005 £m	2004[2] £m
BT Retail	12,562	12,940	1,120	1,232
BT Wholesale	8,979	8,883	1,940	1,883
BT Global Services	6,381	5,782	7	(105)
Other	25	35	(203)	(121)
Intra-group	(9,324)	(9,121)	–	–
Totals	18,623	18,519	2,864	2,889

[1] Before goodwill amortisation and exceptional items
[2] Restated following the adoption of UITF17 and UITF38 (see note (c) on page 14)

BT Retail
BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets, supplying over 20 million customers with a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.

On 1 July 2004, we abolished the standard rate for residential customers and switched all existing standard rate customers to BT Together Option 1, offering them better value for money and making it easier for to them to compare BT's prices with those of our competitors. We also introduced a number of enhancements to our BT Business Plan, which had over 440,000 locations at the end of the 2005 financial year.

In the 2005 financial year, we launched BT Mobile as an MVNO (mobile virtual network operator) in the business and consumer markets. This is a major step towards building a mobility customer base and developing and delivering one converged customer experience.

BT is the UK's leading service provider of broadband with 1.75 million consumer and business broadband connections. We transformed our retail broadband offering by transferring our broadband customers to a high speed (up to 2Mbit/s) connection, beginning February 2005.

BT Business Broadband remained the leading ISP (internet service provider) for SMEs (typically companies with up to 500 employees) with over 340,000 customers.

BT Wholesale
BT Wholesale provides network services and solutions to over 600 communications companies including fixed and mobile network operators, ISPs and service providers. Interconnecting with over 180 other operators, it also carries transit traffic between telecommunications operators. Its UK network consists of 684 local and 135 trunk processor units, 121 million kilometres of copper wire and over seven million kilometres of optical fibre. BT Wholesale has the most extensive IP backbone network in the UK.

In early April 2005, we provided our five millionth broadband connection, more than one year ahead of target. 4,419 exchanges had been upgraded for broadband at the end of the 2005 financial year, and almost 97% of the UK's homes and businesses were connected to a broadband-enabled exchange.

BT's 21CN programme is at the heart of our transformation strategy, underpinning broadband, networked IT services and convergent mobility services. During the 2005 financial year, we took steps toward the 21CN's three broad objectives: to enhance the service experience, flexibility and value we provide all our customers; to accelerate the delivery of innovative new products and services; and to reduce costs radically.

Technical fibre and voice trials began in the 2005 financial year.

On 28 April 2005, we announced the preferred suppliers that we expect will help build and implement the 21CN.

BT Global Services
BT Global Services is BT's managed services and solutions provider. Its core target market is 10,000 multi-site organisations including major companies with significant global requirements and large organisations in target local markets. BT Global Services provides global reach and a complete range of networked IT services.

Our extensive communications network and strong strategic partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region.

The acquisition of Infonet – one of the world's leading providers of international managed voice and data network services – was a major step forward in addressing the global networked IT services needs of our core customers, significantly extending our global reach. We also acquired the 74% that we did not already own of Albacom, which provides data transmission, voice and internet services in the Italian business communications market. In April 2005, we also completed the acquisition of Radianz – the leading financial services extranet provider.

Our most high-profile success of the year in the global market was winning the contract to become Reuters' supplier of network services. The contract is expected to be worth up to £1.5 billion over its lifetime.

In April 2005, we won an extension to July 2012 of a contract to deliver essential telecommunications services to the Ministry of Defence and the UK's armed forces. The total value of the contract is more than £2.7 billion.

Research and development and IT support
Our IT division, BT Exact, offers the services of IT professionals with knowledge of leading-edge network design and IT systems and application development. In the 2005 financial year, we invested £257 million in research and development.

Balance sheet
The group balance sheet continued to strengthen during the year and provides confidence to our customers and suppliers. Net debt was reduced by a further £0.6 billion to £7.8 billion and is now £20 billion lower than in 2001. Fixed assets totalled £16.7 billion, of which £15.9 billion were tangible fixed assets,

principally the UK fixed network. The return on capital employed, before goodwill amortisation and exceptional items on the average capital employed, was 16%.

Cash flow
Cash inflow from operating activities was £5.9 billion. Capital expenditure of £3.1 billion increased by 14%, reflecting the rising investment in our network transformation. Free cash flow of £2.3 billion was generated, an increase of 10%.

Dividend
The Board recommends a final dividend of 6.5 pence per share to shareholders, amounting to £551 million, taking the full year dividend to 10.4 pence per share, an increase of 22% on the previous year. This year's dividend pay out ratio is 57% of earnings before goodwill amortisation and exceptional items compared to 50% last year.

We continue with our progressive dividend policy. The dividend for the 2006 financial year will be at least 60% of underlying earnings: subject to the group's overall financial position, we expect our pay out ratio to rise to around two-thirds of underlying earnings by the 2008 financial year.

Customer satisfaction
Driving up customer satisfaction is at the heart of our strategy. In the 2005 financial year, for the third year in a row, all lines of business reduced dissatisfaction levels. In the past three years, we have achieved a group wide reduction of 23% on a compound annual basis.

Our people
As at 31 March 2005, we employed 102,100 people throughout the world.

Our core people engagement initiative is the *my customer* programme which aims to enable BT people to deliver an excellent customer experience through teamwork. More than 3,000 issues have now been resolved.

For the 2005 financial year, we allocated £11 million to provide free shares to our employees under the BT Employee Share Investment Plan (employees outside the UK receive a cash payment equivalent to the value of the shares). The amount allocated was linked to the achievement of corporate targets determined by the Board.

Corporate social responsibility
Our aim is to manage social, ethical and environmental issues in ways that grow shareholder value and help BT and our customers to be more sustainable. In the 2005 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the fourth year running. We commit a minimum of 0.5% of our UK pre-tax profits directly to activities which support society. Our contribution in the 2005 financial year was over £9 million. In addition, we made charitable donations of £2 million.

More details of our social and environmental performance are available at **www.bt.com/betterworld**

Statement of business practice
BT's policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – *The Way We Work*, which is available at **www.btplc.com/society/values**

Going concern
The company's financial statements for the year ended 31 March 2005 have been prepared on a going concern basis as, after making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

Adoption of International Financial Reporting Standards (IFRS)
BT continues to report under UK Generally Accepted Accounting Principles (UK GAAP) for the 2005 financial year, but, as required by EU regulations, will present financial information in accordance with IFRS for the 2006 financial year.

Whilst some of the changes required by IFRS will impact BT's reported profits and net assets, this has no impact on the cash flows generated by the business or the cash resources available for investment or distribution to shareholders. Furthermore, the adoption of IFRS does not affect BT's strategy or underlying business performance.

The main areas of change relate to pensions, share-based payments, intangible assets, leases and financial instruments. We estimate the unaudited pro forma impact of adopting IFRS on the 2005 financial year reported UK GAAP results will be negligible on the underlying profit before tax and underlying earnings per share. However, due to the inherent volatilities introduced by IFRS, no such statement can be made in respect of future years. This estimate excludes the fair value effects on financial instruments which we are not required to apply until 1 April 2005.

Auditors' statement

Auditors' statement to the members of BT Group plc
We have examined the summary financial statement as set out on pages 14 and 15, summary directors' report set out on pages 18 and 19 and the directors' remuneration disclosures set out on page 17.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the BT Group annual review with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full annual financial statements, the directors' report and the directors' remuneration report of BT Group plc for the year ended 31 March 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 18 May 2005

The auditors' report on the full annual accounts for the year ended 31 March 2005 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

Summary financial statement

Summary group profit and loss account
for the year ended 31 March 2005

Group turnover[1] (£m)
years ended 31 March



17,141 | 18,447 | 18,727 | 18,519 | **18,623**
01 02 03 04 05

[1]Continuing activities

Earnings per share[1] (pence)



9.0[2] | 19.2[2] | 14.4[2] | 16.9[2] | **18.1**
01 02 03 04 05

[1]Continuing activities before goodwill amortisation and exceptional items
[2]Restated following the adoption of UITF17 and UITF38

Dividends per share (pence)



7.8 | 2.0 | 6.5 | 8.5 | **10.4**
01 02 03 04 05

	Before goodwill amortisation and exceptional items 2005 £m	Goodwill amortisation and exceptional items[a] 2005 £m	Total 2005 £m	Total[b] 2004[c] £m
Group turnover	**18,623**	–	**18,623**	18,519
Group operating profit (loss)	**2,864**	(75)	**2,789**	2,870
Group's share of operating loss of associates and joint ventures	**–**	(25)	**(25)**	(34)
Total operating profit (loss)	**2,864**	(100)	**2,764**	2,836
Profit on sale of fixed asset investments and group undertakings	**–**	358	**358**	36
Profit on sale of property fixed assets	**22**	–	**22**	14
Net interest payable	**(801)**	–	**(801)**	(941)
Profit before taxation	**2,085**	258	**2,343**	1,945
Tax	**(539)**	16	**(523)**	(539)
Profit after taxation	**1,546**	274	**1,820**	1,406
Minority interests	**1**	–	**1**	8
Profit for the financial year	**1,547**	274	**1,821**	1,414
Dividends			**(883)**	(732)
Retained profit			**938**	682
Earnings per share			**21.4p**	16.4p
Dividends per share			**10.4p**	8.5p
Earnings per share before goodwill amortisation and exceptional items			**18.1p**	16.9p

(a) Includes goodwill amortisation of £16 million, an exceptional property rationalisation charge of £59 million in relation to the group's provincial office portfolio, our share of a write down of Albacom SpA's assets, prior to Albacom becoming a subsidiary, of £25 million and a profit of £358 million mainly from the sale of the group's investments in Intelsat, Eutelsat and StarHub. This resulted in a net credit of £258 million to profit before taxation.

(b) Includes goodwill amortisation of £12 million, a net exceptional charge of £7 million reflecting the release of an exceptional bad debt provision of £23 million offset by rectification costs relating to a major incident, our share of a goodwill impairment charge made by Albacom of £26 million, a profit of £32 million on the sale of our interest in Inmarsat, and a one-off interest credit of £34 million offset by a charge for the premium on buying back bonds of £89 million. This resulted in a net charge of £68 million to profit before taxation.

(c) During the 2005 financial year the group adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. An additional charge of £3 million for the 2004 financial year has been made to the group profit and loss account. The effect on the group balance sheet at 31 March 2004 has been to reduce fixed assets by £53 million, to reduce other creditors by £25 million and to reduce shareholders' funds by £28 millon.

This summary financial statement was approved by the Board on 18 May 2005 and was signed on its behalf by:

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

Group turnover
Turnover from products and services sold to customers by BT.

Net interest payable
Interest paid on borrowings less interest received on short term investments.

Earnings per share
Our profit for the financial year divided by the average number of shares in issue during the period.

Fixed assets
This is mainly exchange and network equipment, property and similar items which we own and use to run our business, goodwill and investments.

Current assets
Principally, amounts which we have billed our customers but not yet received and short term investments.

Creditors: amounts falling due within one year
Principally, amounts due to suppliers and loans due for repayment within one year.

Summary group balance sheet
at 31 March 2005

	2005 £m	2004[(c)] £m
Fixed assets	**16,654**	16,015
Current assets	**10,296**	10,550
Creditors: amounts falling due within one year	**(12,461)**	(8,523)
Net current (liabilities) assets	**(2,165)**	2,027
Total assets less current liabilities	**14,489**	18,042
Creditors: amounts falling due after one year	**8,091**	12,426
Provisions for liabilities and charges	**2,497**	2,504
Minority interests	**50**	46
Capital and reserves [(d)]	**3,851**	3,066
	14,489	18,042

(d) BT Group plc, the company, had capital and reserves at 31 March 2005 of £9.5 billion.



Net debt (£m)
as at 31 March

27,942 13,701 9,573 8,425 7,786
01 02 03 04 05

Summary group cash flow statement
for the year ended 31 March 2005

	2005 £m	2004 £m
Net cash inflow from operating activities [(e)]	**5,898**	5,389
Dividends from associates and joint ventures	**2**	3
Returns on investments and servicing of finance [(f)]	**(878)**	(527)
Taxation paid	**(332)**	(317)
Capital expenditure and financial investment	**(2,408)**	(2,477)
Free cash flow	**2,282**	2,071
Acquisitions and disposals	**(418)**	(60)
Equity dividends paid	**(784)**	(645)
Cash inflow before management of liquid resources and financing	**1,080**	1,366
Management of liquid resources	**587**	1,123
Financing	**(1,485)**	(2,445)
Increase in cash in the year	**182**	44
Decrease in net debt in the year resulting from cash flows	**887**	1,222

(e) Net of deficiency and special pension contributions of £6 million (2004 – £742 million).

(f) 2004 includes receipt of funds from restructuring the currency swap portfolio of £420 million.



Free cash flow before acquisitions, disposals and dividends (£m)
years ended 31 March

3,941 1,648 1,708 2,071 2,282
01 02 03 04 05

Important note
This summary financial statement does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the company or the group and of their policies and arrangements concerning directors' remuneration as would be provided by the BT Group plc Annual Report and Form 20-F ('Annual Report'). Also, for the company's disclosure on any significant ways in which the company's corporate governance practices differ from those followed by US companies under NYSE listing standards, please see the corporate governance section of the Annual Report. Shareholders who would like more detailed information may obtain a copy of the full Annual Report for 2005 and/or future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 **100 4141** (+44 121 433 4404 from outside the UK) or can view it online at **www.bt.com/annualreport**

Forward-looking statements
Please see the cautionary statement regarding forward-looking statements in the 2005 Annual Report, available as set out in the paragraph above.

Creditors: amounts falling due after one year Money borrowed on a long term basis to fund our operations.	**Provisions for liabilities and charges** Amounts set aside for liabilities that are not yet certain.	**Net cash inflow from operating activities** Cash receipts less payments from the group's operating activities.	**Capital expenditure and financial investment** Cash receipts less payments from the purchase and sale of fixed assets.	**Free cash flow** Cash receipts less payments from the group's activities before corporate transactions, dividend payments and financing.	**Financing** Cash receipts less payments arising from loan advances or repayments (not interest) and the issue of shares.

Summary report on directors' remuneration

Introduction
This is a summary of the full Report on directors' remuneration in the Annual Report and Form 20-F 2005, a copy of which is available on request or at **www.bt.com/annualreport**. The full report will be voted on at the 2005 Annual General Meeting.

Remuneration Committee
The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors, members of the Operating Committee (OC) and other senior executives reporting to the Chief Executive. It also approves changes in the company's long-term incentive plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Remuneration policy for executives
BT's executive remuneration policy is to reward employees competitively, taking into account individual, line of business and company performance, market comparisons and the competitive pressures in the information and communications technology industry.

The policy for executive pay, in general terms, is for base salaries to be positioned around the mid-market, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance.

Main components of remuneration
Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

Basic salary
This is reviewed annually. Basic salaries remained unchanged during the 2004 and 2005 financial years with the exception of increases agreed for Andy Green and Ian Livingston on 1 January 2005 to align their packages with their revised responsibilities in a highly competitive market.

Performance-related remuneration
- **Annual bonus** – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets in respect of corporate performance, set at the beginning of the financial year 2004/05 for each objective, were based on earnings per share, free cash flow and customer satisfaction. One-third of any total bonus is payable in the form of deferred shares under the Deferred Bonus Plan. The shares are held in trust for three years and act both as an incentive and a retention measure.
- **Long-term incentives** – the BT Equity Incentive Portfolio, comprising share options, incentive shares and retention shares, is designed to ensure that equity participation plays an important part in overall remuneration. In the financial year 2004/05, a combination of performance-linked share options and incentive shares replaced the grant of share options.
  - Awards vest and options become exercisable only if a predetermined performance target has been achieved.
  - The performance measure is total shareholder return (TSR) compared with a group of companies from the European Telecom Sector, replacing the FTSE 100 as the comparator group.
  - BT's TSR at the end of the three-year measurement period must be in the upper quartile for all of the awards to vest or options to become exercisable. At median, 30% of options would be exercisable and 25% of shares under award would vest. Below that point all of the share awards and options would lapse.

Retention shares are granted in exceptional circumstances to help recruit or retain individuals with critical skills. In the financial year 2004/05, six awards were made for recruitment purposes.

In the financial year 2005/06, the emphasis on some of the components making up remuneration packages will be modified, as the present long-term arrangements have not been acting as a sufficiently effective retention tool. As a result, no further options will be granted and this will be balanced by an increase in the maximum award of incentive shares from two-thirds to one times base salary. There will also be an increase in annual bonus potential, payable in deferred shares for the financial year 2005/06 onwards, which will vest three years after grant.

Pension arrangements
Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded.

Executive directors and most other senior executives who joined the company prior to 1 April 2001 receive their pensions under defined benefit arrangements. Those with longer BT service are entitled



BT's total shareholder return (TSR) performance over the five financial years to 31 March 2005

1 April 2000 = 100
Source: Datastream

The graph shows our TSR performance (adjusted for the rights issue and demerger of our mobile business in the 2002 financial year) relative to the FTSE 100.

to pension benefits of two-thirds of final salary payable at normal retirement age. Those with shorter BT service are entitled to pension benefits of one-thirtieth of salary for each year of service.

Retirement provision for executive directors and other senior executives who joined BT on or after 1 April 2001 is generally made on a defined contribution basis – the company agrees to pay a fixed percentage (typically around 30%) of the executive's salary each year towards the provision of retirement benefits.

Other benefits
Other benefits include some or all of: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover, special life cover, professional subscriptions and tax planning and financial counselling.

Service agreements
The policy is for the Chairman and executive directors to have service agreements providing for one year's notice by the company. If BT terminates the Chairman's contract before it expires – at the end of the 2007 AGM – he is entitled to payment of salary for 12 months from termination or until the 2007 AGM if that is shorter. Ben Verwaayen is entitled to £700,000 on termination by BT. Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds are entitled to salary and benefits until the earlier of 12 months from notice of BT's termination of the contract or the director obtaining full-time employment.

See the tables opposite for details of directors' emoluments and interests in shares.

Directors' remuneration

The emoluments of the directors for the year ended 31 March 2005 and the benefits received under the long-term incentive plans were, in summary, as follows:

	Total 2005 £'000	Total 2004 £'000
Salaries (includes amounts in note (2) below)	3,237	3,150
Performance-related and special bonus	1,449	2,074
Deferred bonus in shares	600	1,037
Other benefits	419	467
	5,705	6,728
Payments to non-executive directors	391	337
Total emoluments	6,096	7,065
Gain on the exercise of share options	–	–
Value of shares vested under the executive share plans	2,132	412

Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors and one former director under a defined benefit scheme.

Pensions
Sir Christopher Bland is not a member of any of the company's pension schemes but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. B Verwaayen and I Livingston are not members of any of the company's pension schemes but the company has agreed to pay an amount equal to 30% of salary towards pension provision. The aggregate value of contributions paid, or treated as paid, to defined contribution schemes in the 2005 financial year was £61,200. A Green, H Lalani and P Reynolds are members of the BT Pension Scheme. Additional days of pensionable service are being purchased for A Green, H Lalani and P Reynolds to bring their pensionable service at age 60 up to 40 years.

	Basic salary and fees £'000	Annual cash bonus £'000	Benefits excluding pension £'000	Sub-total £'000	Other[2] £'000	Total 2005 £'000	Total 2004 £'000
Sir Christopher Bland	500	–	32	532	–	532	532
B Verwaayen[1][2]	700	448	237	1,385	127	1,512	1,968
A Green[1]	444	204	36	684	–	684	791
H Lalani[1]	64	136	7	207	–	207	–
I Livingston[1][2]	469	198	29	696	120	816	913
Dr P Reynolds[1]	400	213	40	653	–	653	737
Sir Anthony Greener	115	–	–	115	–	115	96
M van den Bergh	55	–	–	55	–	55	44
C Brendish	50	–	–	50	–	50	39
L R Hughes	21	–	–	21	–	21	40
Baroness Jay	50	–	–	50	–	50	39
J F Nelson	50	–	–	50	–	50	39
C G Symon	50	–	–	50	–	50	40
P Danon	413	250	38	701	–	701	750
	3,381	1,449	419	5,249	247	5,496	6,028

Notes
(1) In addition, deferred bonuses payable in shares in three years' time were awarded to B Verwaayen (£224,000), A Green (£102,000), H Lalani (£68,000), I Livingston (£99,000) and P Reynolds (£106,500).

(2) Part of the pension allowance of 30% of salary for B Verwaayen (20% of salary until 1 January 2005), and 30% of salary for I Livingston, was paid to them direct.

Summary of directors' interests in shares and share plans
as at 31 March 2005

	Beneficial shareholdings[a]	Number of shares under option[b]	Incentive and retention shares[c]	Deferred bonus awards[d]
Sir Christopher Bland	674,183	314,244	299,753	–
B Verwaayen	902,001	3,656,458	252,798	781,024
A Green	120,002	1,545,032	153,484	230,154
H Lalani	5,733	655,197	72,224	66,720
I Livingston	313,054	1,637,155	469,517	180,258
Dr P Reynolds	67,768	1,453,319	144,456	208,593
Sir Anthony Greener	60,007	–	–	–
M van den Bergh	7,540	–	–	–
C Brendish	23,920	–	–	–
L R Hughes	6,800	–	–	–
Baroness Jay	5,572	–	–	–
J F Nelson	50,000	–	–	–
C G Symon	10,069	–	–	–
	2,246,649	9,261,405	1,392,232	1,466,749

Notes
(a) Beneficial shareholdings include shares held in the director's own name or by close family members.

(b) Options granted under the Global Share Option Plan are normally exercisable in full between the third and tenth anniversaries of their date of grant only if a corporate performance target has been met. Option prices range between 187p and 318p.

(c) Retention shares are used as a recruitment and retention tool. They are held in trust for up to three years and are transferred to participants, if they are still employed by the company.

(d) Awards of shares are directly linked to the value of annual bonuses. The shares are held in trust for three years and are transferred to participants, if they are still employed by the company.

Executive directors are also able to participate in BT's all-employee share investment plan.

Summary directors' report

Principal activities

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the UK, we serve over 20 million business and residential customers with around 29 million exchange lines, as well as providing network services to other licensed operators. BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services. Details of our businesses and performance, including a number of post-balance sheet events, are given on pages 12 and 13 of this Annual Review.

Dividends

An interim dividend of 3.9 pence per share (2004: 3.2p) was paid on 7 February 2005. The directors recommend a final dividend of 6.5 pence per share (2004: 5.3p) to be paid on 5 September 2005 to shareholders on the register at the close of business on 5 August 2005. This makes a total dividend for the year of 10.4 pence per share (2004: 8.5p), an increase of 22%.

Directors

Details of the current members of the Board are shown below. All served throughout the financial year, with the exception of Hanif Lalani, who was appointed on 7 February 2005.

Pierre Danon served as a director until 28 February 2005.

Ben Verwaayen, Paul Reynolds, Carl Symon and Baroness Jay retire from the Board by rotation at the Annual General Meeting. Being eligible, they offer themselves for re-election. Hanif Lalani, having been appointed by the Board, will retire and will be proposed for election.

The contracts of Ben Verwaayen, Paul Reynolds and Hanif Lalani are terminable on 12 months' notice by the company and six months' notice by the director.

The letters of appointment of Carl Symon and Baroness Jay were extended for a second term of three years from 14 January 2005 and are terminable by either party on three months' notice.

Annual General Meeting

The Notice of the Annual General Meeting to be held at 10.30 am at the Harrogate International Centre, Harrogate on 13 July 2005 is contained in a circular, which is sent to shareholders with this Review.

Board of directors

Key to membership of Board committees
A Operating
B Audit
C Remuneration
D Nominating
E Community Support
F Pension Scheme Performance Review Group
* Chairs committee

Sir Christopher Bland
Chairman
Appointed to the Board as Chairman on 1 May 2001. Chairman of the BBC from 1996 to 2001. Appointed a non-executive director of LWT Holdings in 1982 and chairman from 1983 to 1994, when LWT was acquired by the Granada Group. A former chairman of an NHS hospital trust. Aged 66.
Other appointments: senior adviser at Warburg Pincus and chairman of the Royal Shakespeare Company.
D* E* F

Ben Verwaayen
Chief Executive
A Dutch national, appointed to the Board on 14 January 2002 and Chief Executive on 1 February 2002. Formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. Aged 53.
Other appointments: non-executive director of UPS.
A*

Dr Paul Reynolds
Chief Executive, BT Wholesale
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Director of Multimedia and Managing Director of Networks and Information Services. Aged 48.
Other appointments: non-executive director of E-Access (a Japanese corporation).
A

Andy Green
Chief Executive, BT Global Services
Appointed to the Board on 19 November 2001. Held a number of senior positions in BT, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Aged 49.
A

Ian Livingston
Chief Executive, BT Retail
Appointed Chief Executive, BT Retail on 7 February 2005. A Chartered Accountant, he was Group Finance Director from April 2002. Formerly group finance director of Dixons Group and a director of Freeserve from its inception. Aged 40.
Other appointments: non-executive director of Hilton Group.
A

Hanif Lalani
Group Finance Director
Appointed to the Board as Group Finance Director on 7 February 2005. A Chartered Management Accountant, he was formerly Chief Financial Officer for BT Wholesale. Joined BT in 1983 and held a number of positions including Chief Executive BT Northern Ireland and Chairman OCEAN Communications (BT's subsidiary in the Republic of Ireland). Awarded the OBE in 2003 for services to business in Northern Ireland. Aged 43.
A F



Corporate governance

It is BT's policy to achieve for all our operations best practice in our standards of business integrity. The directors consider that BT has, throughout the year, complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance.

Board, directors and board committees

The Board is currently made up of the part-time Chairman, the Chief Executive, four other executive directors and seven independent non-executive directors. It is BT's policy that the Board will comprise a majority of independent non-executive directors. The roles of the Chairman and the Chief Executive are separate. The non-executive directors provide a strong, independent element on the Board. Sir Anthony Greener, the Deputy Chairman, is the senior independent director. Non-executive directors are appointed initially for three years at the end of which the appointment may be continued by mutual agreement. The Chairman and the non-executive directors meet regularly without the executive directors. The Chairman ensures the views of shareholders are known to and appropriately considered by the Board.

The Board's principal focus is the overall strategic direction, development and control of the group. A formal statement of its role is available on the company's website. Historically, the Board has met every month, except August. For the 2006 financial year, and going forward, the Board will meet at least nine times each year.

During summer 2004 the Board carried out a further evaluation of its performance. A number of actions were agreed as a result. As part of this process, the Chairman has one-to-one sessions with the directors; the Deputy Chairman, Sir Anthony Greener, meets all directors individually to review the Chairman's performance.

To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been an established part of BT's system of governance. Each committee has written terms of reference, which are available on the company's website. The Audit and Remuneration Committees are made up entirely of independent non-executive directors. The Board considers that several of the Audit Committee's members have recent and relevant financial experience. The Audit Committee reviews the company's published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance and reports its views to the Board. It recommends the appointment, reappointment and remuneration of the company's external auditors. The Board has policies determining what non-audit services the company's external auditors can provide in order to safeguard their independence and objectivity.

The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board.

The Chief Executive, Ben Verwaayen, chairs the Operating Committee, which meets weekly.

Internal control and risk management

The Board is responsible for the group's systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2005 financial year and have continued up to the date on which this document was approved.

Non-executive directors

Sir Anthony Greener
Deputy Chairman
Appointed to the Board on 1 October 2000. He is Deputy Chairman and senior independent director. Chairman of the Audit and Remuneration Committees. Formerly chairman of Diageo. Aged 64.
Other appointments: chairman of the Qualifications and Curriculum Authority.
B* C* D

Louis R Hughes
A US national, appointed to the Board on 1 January 2000. Non-executive chairman of Maxager Technology Inc. (USA). Previously president and chief operating officer of Lockheed Martin Corporation and executive vice president of General Motors. Aged 56.
Other appointments: from 09/04 to 06/05 leading the US Government civil reconstruction effort in Afghanistan. Non-executive director of AB Electrolux (Sweden), Sulzer AG and ABB Ltd (both Switzerland).
B C

Maarten van den Bergh
A Dutch national, appointed to the Board on 1 September 2000. Retired in 2000 as president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors. Aged 63.
Other appointments: chairman of Lloyds TSB Group; non-executive director of Royal Dutch Petroleum Company and British Airways and a member of the supervisory board of Akzo-Nobel.
B C D F*

John Nelson
A Chartered Accountant, appointed to the Board on 14 January 2002. Retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. Prior to joining CSFB in January 1999, he was vice chairman of Lazard Brothers from 1990. Aged 57.
Other appointments: deputy chairman of Kingfisher and a non-executive director of Hammerson, of which he will become chairman in September 2005.
B D F

The Rt. Hon. Baroness Jay of Paddington PC
Appointed to the Board on 14 January 2002. Formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women, and Minister of State at the Department of Health. Aged 65.
Other appointments: non-executive director of Independent News & Media and a member of its International Advisory Board; chairman of the Overseas Development Institute and member of the Committee on Standards in Public Life.
C E

Carl G Symon
A US national, appointed to the Board on 14 January 2002. Formerly chairman and chief executive officer of IBM UK. Aged 59.
Other appointments: non-executive director of Rolls-Royce and Rexam; chairman of a number of private companies.
B C

Clayton Brendish
Appointed to the Board on 1 September 2002. Retired in 2001 as executive deputy chairman of CMG. Aged 58.
Other appointments: non-executive director and external chairman of Meteorological Office Board; non-executive chairman of Close Beacon Investment Fund and Echo Research Ltd; non-executive director of Elexon and Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.
B E



Information for shareholders

Share price

- Shareline – for the daily 9.00 am share price and recorded news about BT, call: Lo-call 0845 **701 0707** (UK callers only). Calls charged as a local call from anywhere in the UK*.
- Share price line – for real-time buying and selling prices for BT shares, call: 0906 822 2334 (UK callers only). This service is provided by Teleshare, which is not part of BT. Calls are charged at 60p per minute (including VAT)*.

  * Different rates may apply to calls from non-BT networks.

BT's share price (pence) over the financial year ended 31 March 2005



Source: Bloomberg

Dividends for the year ended 31 March 2005

- Interim dividend of 3.9 pence per share paid on 7 February 2005.
- Final dividend proposed of 6.5 pence per share payable on 5 September 2005.

Calendar of key dates

Financial year end	31 March 2005
Annual General Meeting	13 July 2005

Results announcements for the year ended 31 March 2006

First quarter	28 July 2005
Second quarter and half year	10 November 2005*
Third quarter and nine months	February 2006*
Fourth quarter and full year	May 2006*
2006 report and accounts published	June 2006*

Dividends for the financial year ended 31 March 2005

Interim	
3.9 pence per share paid	7 February 2005
Final	
Record date	5 August 2005
6.5 pence per share (proposed payable)	5 September 2005

Dates are based on present expectations



Have your dividends paid directly to your bank or building society account

It's easy, secure, reduces our costs – and you still receive your tax information. Just call our Shareholder Helpline on Freefone 0808 100 4141* or go to www.bt.com/signup and follow the on-screen instructions.

* Corporate, overseas and joint shareholders, and shareholders with more than 1,500 shares will need to ask for the appropriate form to complete, or use the online service



Online communication

More shareholders now receive all of their BT shareholder communications online, and are discovering the convenience of using the internet and email to find out about their shareholdings and about BT.

Shareholder**Plus**

Choose to receive all your BT shareholder communications online at **www.bt.com/signup** and you will qualify for Shareholder**Plus**, an exclusive range of shareholder offers on products and services from BT and partner companies. You can view the current offers at **www.bt.com/shareholderoffers**

Shareview

When you sign up for Shareholder**Plus** you are automatically registered for Shareview, provided in association with Lloyds TSB Registrars. This online service enables you to:

- update address and/or bank details online
- view dividend information including tax details
- buy or sell BT shares online at **www.shareview.co.uk/dealing** (or telephone 0870 **850 0852**)
- build and manage a full share portfolio
- appoint a proxy to represent you at company meetings.

Registration is free

Just go to **www.bt.com/signup** and follow the on-screen instructions, or call the Shareholder Helpline (see Contact BT). You will need your unique eight-character shareholder account number (printed below your name on the accompanying Admission Card/Proxy Card and also on your share certificate(s)).

Email alerts

To receive monthly email alerts about BT and new shareholder offers, click on email alerts at **www.bt.com/sharesandperformance** and select your area(s) of interest.

About BT

www.bt.com/aboutbt has a wealth of constantly updated information about BT, and **www.bt.com/sharesandperformance** has information of particular interest to our shareholders.

Contact BT

You can contact us by telephone, email or post.

Telephone

Shareholder Helpline – for general enquiries call:
Freefone 0808 **100 4141** (+44 121 433 4404 from outside the UK)

Email

Send an email to Kevan Dale at:
kevan@lloydstsb-registrars.co.uk

Post

Please write (including a daytime telephone number) to:
Lloyds TSB Registrars (2450)
The Causeway
Worthing
West Sussex
BN99 6DA

Other publications

BT produces a series of reports on its financial, business, social and environmental performance. Most of these can be found on our website at **www.bt.com/aboutbt**. Contact the Shareholder Helpline for printed copies, where available.

Special needs

An audio cassette version of the Annual Review (including extracts from the 2005 Notice of Annual General Meeting) has been produced for shareholders with special needs. To obtain a copy of this cassette, please contact the Shareholder Helpline.

ShareGift

The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at **www.sharegift.org** or by telephone on 020 7337 0501. Details can also be obtained from the Shareholder Helpline.

Unclaimed Assets Register

BT subscribes to this search facility for financial assets that have become separated from their owners. The register donates a proportion of its public search fees to charity via ShareGift. Further information can be found at **www.uar.co.uk** or telephone 0870 241 1713.

Capital gains tax

The rights issue in June 2001 adjusted the value of your BT shares for capital gains tax (CGT) purposes. An explanatory leaflet is available from the Shareholder Helpline.

The demerger of O2 in November 2001 adjusted the value of your BT shares for CGT purposes. For CGT calculations the base cost of the BT Group shares and O2 shares is calculated by multiplying the acquisition cost of the BT shareholding by 77.544% for the BT Group shares, and 22.456% for the O2 shares. This is in accordance with the confirmed opening prices for BT Group and O2 shares following the demerger.



Sign up for Shareholder**Plus** for an exclusive range of online shareholder offers.

A guide to shareholder offers and services

Other publications
BT produces a series of reports on its financial, business, social and environmental performance. Most of these can be found on our website. Contact the Shareholder Helpline for printed copies, where available.

Consumer services

Further information on consumer services featured in this Annual Review is available as follows:

- BT Broadband – Call 0800 **800 060**
  or visit **www.bt.com/getbroadband**
- BT Together – Call 0800 **800 150**
  or visit **www.bt.com/together**
- BT Mobile – Call 0800 **032 211**
  or visit **www.bt.com/btmobile**
- BT Communicator with Yahoo! Messenger –
  Call 0800 **800 150**
  or visit **www.bt.com/btcommunicator**
- Internet Security Pack –
  Call 0800 **800 150**
  or visit **www.bt.com/premiumrates**

Information on the services we offer is regularly enclosed with BT phone bills.



BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed and typeset by Pauffley Ltd, London
Printed in England by Pindar plc
Printed on elemental chlorine-free paper sourced from
sustainably managed forests



www.bt.com

PHME 47822



THE PROSHARE
ANNUAL AWARDS 2004

WINNER



Growth through transformation

Notice of Annual General Meeting 2005
10.30 am 13 July 2005
Harrogate International Centre, Harrogate

Dear Shareholder

I have pleasure in sending you the Notice of this year's Annual General Meeting for BT shareholders, which will be held in Harrogate on Wednesday 13 July 2005.

To give as many shareholders as possible the opportunity to attend the AGM, we hold the meeting in a different city in the UK each year. We were in Cardiff last year, and expect to be in London next year. We also broadcast my speech and the speech of our Chief Executive, Ben Verwaayen, live over the internet (see page 6 of this Notice).

Of the directors proposed for re-election this year, two are independent non-executive directors, Carl Symon and Baroness Margaret Jay. I am pleased to provide confirmation to shareholders that, following formal performance evaluation, we continue to regard Carl Symon and Margaret Jay as effective non-executive directors. They make a valuable contribution to the Board and have demonstrated a high level of commitment to the role.

Even if you are not able to come to the meeting in person, your vote is still important. I would urge you, regardless of the number of shares you own, to vote. You may vote by completing and returning the enclosed proxy card. Alternatively, you may cast your vote online, by telephone or by fax.

If you intend coming to this year's meeting, please either return the enclosed AGM Intention to Attend card or indicate your intention to attend over the internet or by phone.

I look forward to seeing you in Harrogate.

Yours sincerely

Sir Christopher Bland
Chairman

18 May 2005

Your vote is important. If you are not coming to the meeting you can cast your vote online, by telephone or by fax.

Notice of Meeting

The 2005 Annual General Meeting of BT Group plc will be held at the Harrogate International Centre, King's Road, Harrogate HG1 5LA on Wednesday 13 July 2005 at 10.30 am to consider the following:

Ordinary business

Resolution 1

That the accounts and reports of the directors and the auditors for the year ended 31 March 2005 be received.

Legislation requires the directors to present to the meeting these accounts and reports contained in the Company's Annual Report.

Resolution 2

That the directors' remuneration report for the year ended 31 March 2005 be approved.

The directors have to ask shareholders to vote on this report on directors' remuneration. It is summarised in the Annual Review, which accompanies this Notice. The full report, in the Annual Report, is on the Company's website at **www.bt.com/annualreport** or is sent to shareholders if requested.

Resolution 3

That the final dividend of 6.5 pence per share recommended by the directors be declared payable on 5 September 2005 to holders of ordinary shares registered at the close of business on 5 August 2005.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4-7: re-election of directors

Under the Company's articles of association ("articles"), in compliance with the Combined Code on Corporate Governance, all directors have to retire every three years at an Annual General Meeting. As a result, four directors must retire at this year's Annual General Meeting and are proposed by the Board for re-election.

Resolution 4

That Ben Verwaayen be re-elected as a director.

Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the Operating Committee.

Ben Verwaayen was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben Verwaayen worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. He is a non-executive director of UPS. A Dutch national, he is aged 53.

Resolution 5

That Dr Paul Reynolds be re-elected as a director.

Paul Reynolds was appointed to the Board on 19 November 2001. He is a member of the Operating Committee. In April 2000, he was appointed as Chief Executive of BT Wholesale. He joined BT from the Company's predecessor corporation, which he joined in 1983, and has held a number of roles, including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. He is a non-executive director of E-Access (a Japanese corporation). Aged 48.

Resolution 6

That Carl Symon be re-elected as a director.

Carl Symon was appointed to the Board on 14 January 2002. He is a member of the Audit and Remuneration Committees. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.

Carl Symon is chairman of a number of private companies, and a non-executive director of Rolls-Royce and Rexam. A US national, he is aged 59.

Resolution 7

That Baroness Jay of Paddington be re-elected as a director.

Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She is a member of the Remuneration and Community Support Committees. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.

Baroness Jay has held non-executive positions with Scottish Power, Carlton Television and LBC. She has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS Trust, a governor of South Bank University and a member of the Meteorological Office Council. She is currently chairman of the Overseas Development Institute, a non-executive director of Independent News & Media and a member of its International Advisory Board, and a member of the Committee on Standards in Public Life. Aged 65.

Resolution 8: election of director

The articles require any director appointed by the Board to retire at the Annual General Meeting following appointment.

That Hanif Lalani be elected as a director.

Hanif Lalani was appointed to the Board on 7 February 2005 as Group Finance Director. He is a member of the Operating Committee and the Pension Scheme Performance Review Group. He was formerly Chief Finance Officer for BT Wholesale. Since joining BT in 1983 he has held a number of positions, including Chief Executive of BT Northern Ireland, and Managing Director BT Regions. Hanif Lalani was also Chairman of OCEAN Communications (BT's subsidiary in the Republic of Ireland). He was awarded the OBE in January 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 43.

Resolution 9

That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

The resolution proposes the reappointment of PricewaterhouseCoopers LLP as the Company's auditors.

Resolution 10

That the directors be authorised to decide the auditors' remuneration.

This resolution follows standard practice. If passed, the directors will decide how much the auditors should be paid.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 11

That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company's articles of association be renewed until 12 October 2006 and for that period the Section 80 Amount shall be £140 million.

The articles give a general authority to the directors to allot unissued shares, which is subject to renewal by shareholders.

The directors will be able to issue new shares up to a nominal value of £140 million (the Section 80 Amount), which is equal to approximately 33% of the issued share capital (excluding treasury shares) of the Company as at the date of this Notice. See the notes to Resolution 13 for more information on treasury shares.

The following two resolutions will be proposed as special resolutions.

Resolution 12

That the authority and power conferred on the directors by Article 74 of the Company's articles of association be:
- **extended to any sale of shares which the Company may hold as treasury shares; and**
- **renewed until 12 October 2006;**
and for that period the Section 89 Amount shall be £21 million.

This resolution renews the authority given to directors to allot equity securities without the requirement to offer these shares to existing shareholders first:
- for cash, up to an amount representing approximately 5% of the issued share capital (including treasury shares) as at the date of this Notice; or
- in connection with a rights issue – defined in summary as an offer of equity securities to shareholders in proportion to the number of shares they hold, which is open for a period decided by the Board, subject to any limits or restrictions that the Board thinks are necessary or appropriate.

There are no current plans to allot shares except in connection with the Company's employee share plans.

References to "allot" in this note include the sale of treasury shares.

The authorities sought by Resolutions 11 and 12 will last for 15 months until 12 October 2006, although the directors intend to seek renewal of these powers at each Annual General Meeting. This will ensure that the directors continue to have the flexibility to act in the best interests of shareholders, when opportunities arise, by allotting shares.

Resolution 13

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:
(a) the maximum number of shares which may be purchased is 850 million shares;
(b) the minimum price which may be paid for each share is 5p;
(c) the maximum price which may be paid for each share is an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
(d) this authority will expire at the close of the Annual General Meeting of the Company held in 2006, or if earlier, 12 October 2006 (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

The directors would like the Company to continue to have the flexibility to buy its own shares. This resolution renews the Company's authority to buy its own shares in similar terms to previous years' authorities. It would be limited to 850 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would continue to exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.

Shares purchased by the Company out of distributable profits may be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company's obligations under its employee share plans.

During the 2005 financial year, 101 million shares were purchased (1.2% of the share capital) for a total consideration of £195 million, at an average price of £1.92 per share. As at 18 May 2005, 11 million treasury shares had been transferred to meet the Company's obligations under its employee share plans and as at that date the Company still held 134 million treasury shares which is equal to 1.6% of the issued share capital (excluding treasury shares) in issue as at that date.

The Company's current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company.

The authority sought by this resolution will run until 12 October 2006, although the directors intend to seek renewal of this power at each Annual General Meeting.

As at 18 May 2005, there were options outstanding over 468 million shares (of which options over 262 million shares were in respect of options granted under the savings related share option plans), representing 5.5% of the Company's issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 6.1% of the Company's issued share capital (excluding treasury shares). There are no warrants outstanding.

The following two resolutions will be proposed as ordinary resolutions.

Resolution 14

That the directors be authorised to amend the rules of:
- **the BT Group Retention Share Plan; and**
- **the BT Group Deferred Bonus Plan**

to enable awards to be satisfied using treasury shares.

The directors would like the flexibility to use treasury shares to satisfy awards made under its share plans. Share plans previously approved by shareholders for use with newly issued shares do not require further shareholder approval to use treasury shares. Therefore, the Company is asking shareholders to approve amendments to share plans for which it can currently use only shares purchased in the market to satisfy awards.

The BT Group Retention Share Plan was approved by shareholders in 2000 for use with existing shares. The BT Group Deferred Bonus Plan was established by the directors in 1998 and did not require shareholder approval under the UK Listing Rules.

Resolution 15

That British Telecommunications plc, a wholly owned subsidiary of the Company, be authorised to make donations to EU (European Union) political organisations, not exceeding £100,000 in total, during the period beginning with the date of the 2005 Annual General Meeting and ending at the conclusion of the day on which the 2006 Annual General Meeting is held.

The Company's continuing policy is that no company in the group shall make contributions in cash or kind to any political party. Arrangements are in place to implement this policy. However, the definition of political donations used in the Companies Act 1985 is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT. These activities are carried out on an even-handed basis related broadly to the major UK political parties' electoral strength. The authority we are requesting in this resolution is not designed to change the above policy. It will, however, ensure that the group acts within the provisions of the Companies Act 1985 requiring companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties) as defined in the Act. During the 2005 financial year the Company's wholly-owned subsidiary, British Telecommunications plc, spent £22,309.

Only shareholders on the Register of Members at 6.00 pm on 11 July 2005 are entitled to attend and vote. A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to vote on his or her behalf. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by each shareholder at 6.00 pm on 11 July 2005 will decide the number of votes that the shareholder may cast.

By order of the Board

Larry Stone
Secretary
81 Newgate Street
London
EC1A 7AJ
18 May 2005

Documents

The following documentation, which is available for inspection during business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 9.30 am on the day of the meeting until the conclusion of the meeting:

(a) the register of interests of directors (and their families) in the share capital of the Company;

(b) copies of all service contracts and contracts of appointment between the directors and the Company;

(c) printed copies of this Notice and the documentation made available to shareholders using electronic communication, including the Annual Report and Form 20-F 2005 and the Annual Review 2005; and

(d) the rules of the BT Group Retention Share Plan and the BT Group Deferred Bonus Plan showing the amendments proposed in Resolution 14.

Your directors believe that the proposals in Resolutions 1 to 15 are in the best interests of both the Company and its shareholders and unanimously recommend that you vote in favour of all these resolutions. The directors intend to do so in respect of their own beneficial holdings.

AGM information

You have the right to attend, speak and vote at the Annual General Meeting if you are on the BT Group share register at 6.00 pm on 11 July 2005.

If you are not attending the meeting, you may appoint someone else as your "proxy" to attend the meeting and/or vote on your behalf, by post, fax, over the internet or by telephone. The number of shares you hold as at the above register deadline will decide how many votes you or your proxy will have if there is a poll. For more information about appointing a proxy, please read the explanatory notes on the Proxy Card enclosed with this Notice.

Time and Place of meeting
Time – 10.30 am on 13 July 2005. Doors open at 9.30 am to the shareholder helpdesk, for questions and queries, and to the reception area.
Place – Harrogate International Centre, King's Road, Harrogate, HG1 5LA. A map and travel instructions are included on page 7 of this Notice.

If you are coming to the meeting
You can register your intention to attend over the internet (see note 3 on the Proxy Card), or by calling the telephone number given for appointing proxies (see note 4 on the Proxy Card). You can also sign the enclosed AGM Intention to Attend Card (if you did not receive this Notice electronically) and return it. No stamp is required if posting within the UK, even if you use an envelope.

Admission Card/ Proxy Card
Please bring your **Admission Card/ Proxy Card** as it will speed your admission, and keep it until the meeting ends. You may also find it helpful to bring with you this Notice and the **Annual Review 2005**, in order to refer to them at the meeting.

Joint shareholders
All joint shareholders may attend and speak at the meeting. However, only the first shareholder listed on the BT Group share register is entitled to vote.

Questions
Before voting on each resolution, shareholders will have the opportunity to ask questions. If you wish to ask a question, please make your way to a question point where someone will help you.

If you are not coming to the meeting
Webcast
The speeches by the Chairman, Sir Christopher Bland, and the Chief Executive, Ben Verwaayen, will be broadcast live on the internet at **www.bt.com/btagm2005**. Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software.

Watch the webcast
live on the internet at
www.bt.com/btagm2005

AGM venue

Venue arrangements

Admission

For security reasons and to speed up admission, it would be helpful if you did not bring suitcases, large bags, a camera, laptop computer or tape recorder. You may otherwise be required to deposit them in a secure property store for collection after the meeting.

Smoking

Smoking will not be permitted in the auditorium.

Mobile phones

Please ensure mobile phones or pagers are switched off during the meeting.

Refreshments

Tea and coffee will be available in the reception area before the meeting. Light refreshments will be served after the meeting.

Shareholders with disabilities

The following facilities will be available:

- sound amplification;
- induction loop;
- sign language interpretation;
- Palantype speech-to-text transcription; and
- wheelchair facilities.

Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

How to get there

The Harrogate International Centre (HIC) is located at King's Road, Harrogate HG1 5LA.

If you travel by train

There are regular train services to Harrogate via York and Leeds. For further information please contact National Rail Enquiries on 08457 48 49 50 or visit www.thetrainline.com. Harrogate railway station is 10 minutes' walk away, and a courtesy bus service will be operating between the station and the venue.

If you travel by bus or coach

For details of public transport in the Harrogate District, including Harrogate/Leeds routes, please contact Harrogate & District Travel on (01423) 56 60 61 or visit www.harrogateanddistrict.co.uk

For details of National Express coach services please contact National Express on 08705 808080 or visit www.gobycoach.com

If you travel by car

Directions for approaching the HIC

From London	Via M1, A1(M), Wetherby, Spofforth, Knaresborough Road, York Place, West Park, Parliament Street, King's Road
From the North	Via A1, A61 signposted Ripon, A61 signposted Harrogate, left at Swallow St. George Hotel, King's Road
From the East	M621, A1(M) Wetherby, Spofforth, Knaresborough Road, York Place, West Park, Parliament Street, King's Road
From the West	Via M56, M62, Junction 29 M1 (North), A1(M) (North), Wetherby, Spofforth, Knaresborough Road, York Place, West Park, Parliament Street, King's Road

Car parking

There are 450 car parking spaces at the HIC. A charge will be made for parking your car.



TO/FROM A61 & A1(M) NORTH
TO/FROM A61 & A1(M) NORTH
HOTELS
1 Swallow St. George Hotel
2 Cairn Hotel
3 Majestic Hotel
4 Harrogate Moat House Hotel
5 Kimberley Hotel
HARROGATE INTERNATIONAL CENTRE
COACH PARK
BUS STATION
RAIL STATION
Tourist Information Centre
KINGS ROAD
SKIPTON ROAD A59
GROVE ROAD
COPPICE DRIVE
RIPON ROAD
SPRINGFIELD AVE
FRANKLIN MT
STUDLEY RD
ALEXANDRA RD
PARLIAMENT STREET
DRAGON ROAD
DRAGON AVE
DRAGON PARADE
FRANKLIN ROAD
MAYFIELD GR
STRAWBERRY DALE AVE
CRESCENT ROAD
CHELTENHAM PARADE
CHELTENHAM MT
UNION STREET
COMMERCIAL ST.
BOWER RD
WESTMORELAND ST
EAST PARADE
REGENT PARADE
STATION PARADE
OXFORD ST
CAMBRIDGE ST
PARK VIEW
HARCOURT ROAD
MONTPELLIER HILL
WEST PARK STREET
JAMES STREET
ALBERT STREET
WOODSIDE
HARCOURT DR
PARK PARADE
NORTH PARK ROAD
A59 TO/FROM KNARESBOROUGH & A1(M) SOUTH
TO/FROM A61 TO LEEDS & A1(M) SOUTH & M621 EAST & M62 WEST
TO/FROM WETHERBY A661 & A1(M) SOUTH

Shareholder information

Report and accounts

The Company publishes two reports annually:
- the Annual Report and Form 20-F ("Annual Report") – the Company's full report and accounts; and
- the Annual Review – a shorter report, including a summary financial statement, designed to meet the needs of our private shareholders.

You will be sent only the Annual Review unless you notify us that you wish to receive the Annual Report.

The Annual Report for 2005 is also available on our website at **www.bt.com/annualreport**. Alternatively, you can request a printed copy of the Annual Report for 2005 and/or future years, free of charge, by calling the Shareholder Helpline or contacting Lloyds TSB Registrars (see "**Enquiries**" below).

Enquiries

Lloyds TSB Registrars maintain the Company's share register and, separately, the register of BT Group EasyShare participants. They also provide a telephone helpline service.

If you have any enquiries about the AGM, or about your BT Group shareholding, please contact Lloyds TSB Registrars:

By telephone to the Shareholder Helpline
Freefone: 0808 **100 4141**
Fax: 01903 833371
Textphone: Freefone 0800 **169 6907**
Email: to Kevan Dale at kevan@lloydstsb-registrars.co.uk

From outside the UK
Tel: +44 121 433 4404
Fax: +44 1903 833371
Textphone: +44 121 415 7028

Or in writing, remembering to include a daytime telephone number, to:
Lloyds TSB Registrars (2450)
The Causeway
Worthing
West Sussex
BN99 6DA

Data Protection Statement
The Company (references to Company include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfilling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example Lloyds TSB Registrars) who may process your personal data on the Company's behalf.



BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley Ltd, London
Typeset by St Ives Burrups
Printed in England by Howitt Ltd
Printed on elemental chlorine-free paper sourced from sustainably managed forests



www.bt.com

PHME 47823